August 2, 2007

VIA EDGAR, FACSIMILE AND FEDEX

Mr. Jim Atkinson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re: The First American Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 001-13585

Dear Mr. Atkinson:

Thank you for the comments contained in your letter dated May 18, 2007 and your follow-up comments to our responses thereto which were delivered to us over the telephone on July 19, 2007, in each case regarding the above-referenced filing. This letter responds to your most recent comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your comments below, followed by the Company’s response:

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 46

Restatement of Consolidated Financial Statements, page 46

1.	Provide us, in disclosure type format, the disclosure that the Company proposes to include in response to the SEC original comment 1. Please assure that the proposed disclosure complies with each of the disclosure requirements listed in the September 19, 2006 Chief Accountant’s letter.

Clarify your explanation that your accounting personnel did not know all of the facts and circumstances underlying the individual grants. Specify how the information used by your accounting staff to record the option grants at incorrect amounts was different from that required by APB 25.

Explain the deficiencies of the documentation used by the accounting personnel instead of explaining that they were incomplete “similar to the fact pattern” that are described in the Chief Accountant’s letter.

Response

The Company’s response, which provides the additional clarifications requested in disclosure type format, is as follows (changes from the current disclosures are italicized):

“On January 4, 2007, the Company announced that the special subcommittee of its Audit Committee completed its review of the Company’s historical stock option granting practices and related tax and accounting matters. In the course of its four month review, the special subcommittee conducted an extensive investigation and evaluated all option grants made under the Company’s 1996 Stock Option Plan, 1997 Director’s Stock Plan and 2006 Incentive Compensation Plan. The special subcommittee determined that the Company used incorrect measurement dates for financial reporting purposes with respect to a number of stock option grants made between 1996 and 2006 and improperly accounted for the mispriced options under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FAS 123R,
“Share-Based Payment” (“FAS 123R”). As a result, the cumulative impact to the Company’s financial results over this period totaled approximately $35.7 million, the majority of which is noncash in nature.

More specifically, the special subcommittee concluded that in certain instances the measurement date, as defined by paragraph 10b of APB 25, was not properly determined. The primary fact patterns underlying the determination of improper measurement dates were situations where due to a lack of consistent documentation standards outlining key facts related to the grants i) the accounting personnel tasked with determining the measurement date did not have all of the information related to the grant and therefore were not able to arrive at the appropriate measurement date or ii) the underlying information related to grants was internally inconsistent or the information was incomplete, making the determination of the proper measurement date difficult. These issues resulted in an improper measurement date being utilized in the accounting for the grants. Additionally, in some situations for administrative convenience there was a practice to price options only once a month or quarter and this sometimes resulted in improper measurement dates being utilized (note that the policy currently in effect to grant stock-based compensation on only specified dates was previously not in place). As a result of the improper determination of the measurement date, some grants that were initially recorded with no intrinsic value were identified as requiring compensation expense under the provisions of APB 25. In addition to the instances where compensation expense was required, there were also instances where the stock price as of the new measurement date was below the grant price. In those cases, no accounting adjustments were required.

The special subcommittee determined that these errors were the result of date selection methods, internal control deficiencies and the misapplication of technical accounting provisions. The special subcommittee did not find that these errors were the result of fraud, self-interest on the part of management or members of the Board of Directors or intent to misstate the Company’s financial statements. After the Company announced the commencement of the special subcommittee’s review, the staff of the Division of Enforcement of the Securities and Exchange Commission initiated an informal investigation. On July 11, 2007, the staff notified the Company that the Commission’s investigation has been completed and that the staff does not intend to recommend any enforcement action.”

The Company has reviewed the September 19, 2006 Chief Accountant’s letter on stock options and believes that the proposed disclosure includes the disclosure requirements from that letter.

Although our response is in the requested disclosure type format the Company continues to believe that its previous disclosures on this matter are sufficient and does not propose to include additional disclosure in any filings. If necessary, the Company proposes including the enhanced disclosure in all relevant future filings.

Management’s Annual Report on Internal Control over Financial Reporting, page 90

2.	It is unclear how you considered qualitative factors in addition to quantitative factors in determining whether the material issues noted amounted to a material weakness or not. Please provide us a more detailed analysis. Please refer to paragraph 8, 9, 10, 23, and paragraphs 130-137 of the PCAOB Auditing Standard No. 2.

Response

PCAOB Auditing Standard No. 2 (“AS2”) requires that both qualitative and quantitative considerations be included in the assessment of whether a control deficiency rises to the level of a significant deficiency or a material weakness. The types of qualitative factors that should be considered include, but are not limited to, i) the reasonably possible future consequences of the deficiency, ii) the nature of the financial statement accounts and assertions involved, iii) the perceived needs of reasonable persons who will rely on the financial statements (e.g., investors, creditors, board of directors, regulators), and iv) the level of detail and degree of assurance that would satisfy prudent officials in the conduct of their own affairs that they have reasonable assurance that transactions are recorded as necessary. Management’s consideration of each of these qualitative factors is discussed below.

A key factor in the Company’s qualitative assessment is that the accounting rules surrounding stock-based compensation had changed (APB 25 was superceded by FAS 123R) and the Company had demonstrated that the controls in place for FAS 123R were satisfactory as of December 31, 2006. As noted above, the future consequences of the deficiency are a qualitative factor to assess and given that the change in accounting model dictated that there would be no future consequences of the deficiency, this was a strong qualitative factor pointing to the deficiency not rising to the level of a material weakness.

The nature of the financial statement accounts and assertions involved (i.e., primarily non-cash charges for stock-based compensation) also argues in favor of the control deficiency not rising to the level of a material weakness. Stock-based compensation has not historically been a significant component of the overall compensation structure of the Company (stock-based compensation for the years ended December 31, 2006, 2005 and 2004 was approximately .6%, .5% and .6%, respectively, of total compensation). This speaks to the importance (or lack thereof) that the type of constituents referenced in AS 2 would place on the entire area of stock-based compensation, and the corresponding lower level of emphasis they would place on the controls surrounding this area of the Company’s financial statements and the level of detail and degree of assurance that would satisfy prudent officials in the conduct of their own affairs.

Lastly, the Company considered the fact that the special committee did not find that the errors relating to the deficiencies were the result of fraud, self-interest on the part of management or intent to misstate the Company’s financial statements. This was considered a significant qualitative factor in that it provided comfort that the integrity and ethical values component of the control environment, as defined by COSO, was operating effectively.

In addition to the qualitative factors assessed, management also completed the “Framework for Evaluating Deficiencies” and assessed the deficiencies as a significant deficiency based on that framework.

Based on these qualitative factors and the quantitative factors outlined in our previous response, management concluded (and the Company’s independent accountants concurred) that, as of December 31, 2006, the deficiencies related to stock-based compensation constituted a significant deficiency, as defined by AS 2, but did not rise to the level of a material weakness.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ FRANK V. MCMAHON

Frank V. McMahon

Vice Chairman and Chief Financial Officer

cc:	Brian Lane
Mary Mast
Max Valdes
Michael Rasic
Kenneth DeGiorgio
Jeffrey Robinson

1 First American Way · Santa Ana · CA · 92707-5913